                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                 AMENDMENT NO. 1


                             PARTY CITY CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    702145103
                                 (CUSIP Number)

                               STEVE M. CHAIKEN
                              GOLDMAN, SACHS & CO.
                               CENTRAL COMPLIANCE
                             85 BROAD ST., 12TH FL.
                               NEW YORK, NY 10004
                                 (212) 902-7196
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)

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CUSIP NO. 702145103                  Schedule 13D                   Page 2 of 10

1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Goldman, Sachs & Co.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [    ]
                                                                  (b)  [    ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
         AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                PURSUANT TO ITEM 2(d) or 2(e)             [X]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                                   7       SOLE VOTING POWER
NUMBER OF                                            0
SHARES                                     -------------------------------------
BENEFICIALLY                       8       SHARED VOTING POWER
OWNED                                                0
BY EACH                                    -------------------------------------
REPORTING                          9       SOLE DISPOSITIVE POWER
PERSON                                               0
WITH                                       -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                                     0
                                           -------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                               CERTAIN SHARES*         [    ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     0%

14      TYPE OF REPORTING PERSON*
         BD - PN - IA

CUSIP NO. 702145103                  Schedule 13D                   Page 3 of 10


1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Goldman Sachs Group, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [    ]
                                                                  (b)  [    ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
         AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                               PURSUANT TO ITEM 2(d) or 2(e)           [    ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                   7       SOLE VOTING POWER
NUMBER OF                                            0
SHARES                                     -------------------------------------
BENEFICIALLY                       8       SHARED VOTING POWER
OWNED                                                0
BY EACH                                    -------------------------------------
REPORTING                          9       SOLE DISPOSITIVE POWER
PERSON                                               0
WITH                                       -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                                     0
                                           -------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                             CERTAIN SHARES*           [    ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     0%

14      TYPE OF REPORTING PERSON*
         HC - CO

CUSIP NO. 702145103                  Schedule 13D                   Page 4 of 10


This Amendment No. 1 to Schedule 13D amends and restates in its entirety such
Schedule 13D. This Amendment No. 1 is being filed because on June 12, 2002, Goldman, Sachs & Co. acquired 2,669,720 shares of Common Stock (as defined below) pursuant to the exercise of the Warrant described in Item 3, and sold such shares to Special Value Absolute Return Fund, LLC pursuant to the Purchase Agreement described in Item 3.

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Party City Corporation, a Delaware corporation ("Party City"). The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

Item 2.  Identity and Background.

Goldman, Sachs & Co. ("Goldman Sachs"), a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly owned direct and indirect subsidiary of The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons").(1) GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Reporting Person is 85 Broad Street, New York, NY 10004.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto, and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 13, 2002, a copy of which is attached as an exhibit hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 16, 1999, Goldman Sachs acquired a warrant (the "Warrant") to purchase 2,867,000 shares of Common Stock of Party City for $3.00 per share. Party City issued the Warrant pursuant to the Securities Purchase Agreement between Party City and Goldman Sachs dated as of August 16, 1999, which was amended by the first amendment thereto, dated January 14, 2000, and the second amendment thereto, dated April 1, 2001 (as so amended, the "Securities Purchase Agreement"). The Warrant was acquired by Goldman Sachs in connection with the purchase by Goldman Sachs Credit Partners L.P. ("GSCP"), an affiliate of Goldman Sachs, of certain secured notes of Party City in the aggregate principal amount of $6,250,000. The aggregate purchase price for the Warrant and such secured notes was $6,250,000. The source of funds for the purchase of the secured notes was GSCP's general working capital.

On June 12, 2002, Goldman Sachs exercised the Warrant in full. The Warrant was exercised on a net basis in accordance with the terms thereof, and upon exercise Goldman Sachs acquired 2,669,720 shares of Common Stock. No funds were used by either Reporting Person to effect this exercise. These shares were immediately sold to Special Value Absolute Return Fund, LLC ("SVARF") pursuant to the purchase agreement, dated June 12, 2002 (the "Purchase Agreement"), between Goldman Sachs and SVARF, for a purchase price of $13.25 per share.

--------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP NO. 702145103                  Schedule 13D                   Page 5 of 10


Item 4.  Purpose of Transaction.

Goldman Sachs acquired the Warrant for investment purposes and exercised the Warrant in order to effect the immediate sale of the Common Stock to SVARF. The Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Party City, Party City's Chairman and Chief Executive Officer, Goldman Sachs, GSCP and certain other purchasers of secured notes and/or warrants of Party City entered into an Investor Rights Agreement dated as of August 16, 1999, which was amended by the first amendment thereto, dated October 11, 2000, and the second amendment thereto, dated November 20, 2000 (as so amended, the "Investor Rights Agreement"), pursuant to which a nominee of Goldman Sachs and certain other purchasers became a director of Party City. As a result of the sale pursuant to the Purchase Agreement, the rights and obligations of Goldman Sachs under the Investor Rights Agreement (including any right to board representation) were terminated under the terms thereof.

The foregoing descriptions of the Warrant, the Securities Purchase Agreement, the Investor Rights Agreement and the Purchase Agreement are qualified their entirety by reference to the form of Warrant, form of Securities Purchase Agreement, Investor Rights Agreement and Purchase Agreement, copies of which are filed or incorporated by reference as exhibits hereto.

Item 5.  Interest in Securities of the Issuer.

     (a) After the completion of the sale pursuant to the Purchase Agreement, neither Reporting Person beneficially owned any shares of Common Stock. To the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.(2)

     (b) Not applicable.

     (c) Except as described in this Amendment No. 1 to Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedule I hereto, during the sixty days prior to the date of this statement.

     (d) Not applicable.

     (e) On June 12, 2002, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Purchase Agreement, and related documents executed in connection therewith, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of Party City, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

--------
 (2) In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

CUSIP NO. 702145103                  Schedule 13D                   Page 6 of 10


As a result of the exercise of the Warrant and the sale pursuant to the Purchase Agreement, the rights and obligations of Goldman Sachs under the Warrant, the Securities Purchase Agreement and the Investor Rights Agreement were terminated under the terms thereof.

Copies of the form of Warrant, form of Securities Purchase Agreement, Investor Rights Agreement and Purchase Agreement have been filed or incorporated by reference as exhibits hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Form of Warrant, dated August 16, 1999, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 99.2 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 99.3   First Amendment to Investor Rights Agreement, dated as of
               October 11, 2000, by and among Party City Corporation, Jack Futterman, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding, LLC, Clyde Street Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit
               10.9 to the Quarterly Report on Form 10-Q of Party City Corporation for the quarterly period ended March 31, 2001 (File No. 0-27826).

Exhibit 99.4 Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Jack Futterman, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding, LLC, Clyde Street Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit
               10.10 to the Quarterly Report on Form 10-Q of Party City Corporation for the quarterly period ended March 31, 2001 (File No. 0-27826).

Exhibit 99.5 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 99.6   First Amendment to Securities Purchase Agreement, dated
               January 14, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, TCO/Party, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding, LLC, Clyde Street Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826).

Exhibit 99.7   Second Amendment to Securities Purchase Agreement, dated
               April 1, 2001, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding, LLC, Clyde Street Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit
               4.10 to the Quarterly Report on Form 10-Q of Party City Corporation for the quarterly period ended March 31, 2001 (File No. 0-27826).

CUSIP NO. 702145103                  Schedule 13D                   Page 7 of 10


Exhibit 99.8 Purchase Agreement, dated June 12, 2002, between Special Value Absolute Return Fund, LLC and Goldman, Sachs & Co.

Exhibit 99.9 Joint Filing Agreement, dated June 13, 2002, between Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.

Exhibit 99.10 Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 99.11 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

CUSIP NO. 702145103                  Schedule 13D                   Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 13, 2002                      GOLDMAN, SACHS & CO.

                                             By:/s/   Roger S. Begelman
                                                --------------------------------
                                             Name:    Roger S. Begelman
                                             Title:   Attorney-in-Fact


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 13, 2002                      THE GOLDMAN SACHS GROUP, INC.

                                             By:/s/   Roger S. Begelman
                                                --------------------------------
                                             Name:    Roger S. Begelman
                                             Title:   Attorney-in-Fact

CUSIP NO. 702145103                  Schedule 13D                   Page 9 of 10


                                   SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                          Present Principal Occupation
----                          ----------------------------
Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Robert J. Hurst               Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain                 President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John L. Thornton              President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Lord Browne of Madingley      Group Chief Executive of BP Amoco plc

James A. Johnson              Chairman and Chief Executive Officer of Johnson Capital Partners

John H. Bryan                 Chairman of Sara Lee Corporation

Ruth J. Simmons               President of Brown University

Margaret C. Whitman           President and Chief Executive Officer of eBay, Inc.

Morris Chang                  Chairman of Taiwan Semiconductor

Stephen Friedman              Senior Principal of MMC Capital

CUSIP NO. 702145103                  Schedule 13D                Page 10 of 10


                                   SCHEDULE II

On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

INDEX TO EXHIBITS

Exhibit No.    Exhibit
-----------    -------
99.1           Form of Warrant, dated August 16, 1999, of Party City
               Corporation, incorporated herein by reference to Exhibit 4.1 to
               Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File
               No. 0-27826).

99.2           Investor Rights Agreement, dated August 16, 1999 by and between
               Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City,
               LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman
               Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current
               Report on Form 8-K of Party City Corporation filed with the
               Securities and Exchange Commission on August 25, 1999 (File No.
               0-27826).

99.3           First Amendment to Investor Rights Agreement, dated as of October
               11, 2000, by and among Party City Corporation, Jack Futterman,
               Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC,
               Special Value Investment Management, LLC, Goldman, Sachs & Co.,
               Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding,
               LLC, Clyde Street Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.9 to the Quarterly
               Report on Form 10-Q of Party City Corporation for the quarterly period ended March 31, 2001 (File No. 0-27826).

99.4           Second Amendment to Investor Rights Agreement, dated as of
               November 20, 2000, by and among Party City Corporation, Jack
               Futterman, Special Value Bond Fund, LLC, Special Value Bond Fund
               II, LLC, Special Value Investment Management, LLC, Goldman, Sachs
               & Co., Goldman Sachs Credit Partners, L.P., Enhanced Retail
               Funding, LLC, Clyde Street Investment, LLC, and Richmond
               Associates, L.P., incorporated herein by reference to Exhibit
               10.10 to the Quarterly Report on Form 10-Q of Party City
               Corporation for the quarterly period ended March 31, 2001 (File
               No. 0-27826).

99.5 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

99.6           First Amendment to Securities Purchase Agreement, dated January
               14, 2000, by and among Party City Corporation, Special Value Bond
               Fund, LLC, TCO/Party, LLC, Goldman, Sachs & Co., Goldman Sachs
               Credit Partners, L.P., Enhanced Retail Funding, LLC, Clyde Street
               Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to the Current Report on Form
               8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826).

99.7           Second Amendment to Securities Purchase Agreement, dated April 1,
               2001, by and among Party City Corporation, Special Value Bond
               Fund, LLC, Special Value Bond Fund II, LLC, Goldman, Sachs & Co.,
               Goldman Sachs Credit Partners, L.P., Enhanced Retail Funding,
               LLC, Clyde Street Investment, LLC, and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.10 to the Quarterly
               Report on Form 10-Q of Party City Corporation for the quarterly period ended March 31, 2001 (File No. 0-27826).

99.8           Purchase Agreement, dated June 12, 2002, between Special Value
               Absolute Return Fund, LLC and Goldman, Sachs & Co.

99.9           Joint Filing Agreement, dated June 13, 2002, between Goldman,
               Sachs & Co. and The Goldman Sachs Group, Inc.

99.10          Power of Attorney, dated December 8, 2000, relating to Goldman,
               Sachs & Co.

99.11          Power of Attorney, dated December 8, 2000, relating to The
               Goldman Sachs Group, Inc.